Filed by Ashford Hospitality Trust, Inc.
(Commission File No. 001-31775) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

Ashford Hospitality Trust Responds To FelCor Lodging Trust’s Misleading Comments About Value Creating Proposal

Ashford Trust believes the proposed combination offers compelling strategic, operational, and financial benefits to both sets of shareholders

Ashford Trust seeks constructive dialogue to further explore the significant value creating opportunity

DALLAS, Feb. 27, 2017 /PRNewswire/ -- Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust”) today made the following statements in response to the press release issued by FelCor Lodging Trust Incorporated (NYSE: FCH) (“FelCor”) on February 24, 2017.

Ashford Trust previously announced on February 21, 2017 that it submitted a non-binding proposal to acquire FelCor for a fixed exchange ratio of 1.192 shares of Ashford Trust per share of FelCor, a total of 400,000 shares of Ashford Inc. (NYSE MKT: AINC) (the “Advisor”), and a total of 100,000 warrants to purchase Ashford Inc. shares. We believe that this proposal provides an attractive value to FelCor shareholders and question what other alternatives would give FelCor shareholders more value than our offer.

We believe that FelCor’s February 24th statements regarding Ashford Trust’s value creating proposal are misguided and misleading. We believe there are both immediate and longer term strategic and financial benefits from this combination. In the interest of all shareholders, we clarify FelCor’s statements with our views:

FelCor’s claim that the transaction is dilutive to Ashford Trust is short-sighted and misleading. We project that our proposal will be accretive to both sets of shareholders.

Ashford Trust evaluates and executes potential transactions based on long term total shareholder returns as opposed to what we believe is FelCor’s focus on short term earnings accretion. We believe a short term approach fails to establish strategies to maximize shareholder value. This transaction, while significantly accretive to Adjusted FFO on a leverage neutral basis, is expected to de-leverage Ashford Trust by over 1.0x on a net debt/EBITDA basis, which may result in slightly lower earnings in the short term. However, FelCor’s estimates of the near term dilution are misleading and mistaken as these exclude $18 million of guaranteed synergies.

Most importantly, we see the potential of near term sustainable synergies, $18 million of which will be guaranteed by Ashford Trust’s advisor, Ashford Inc., as offsetting the premium paid with the possibility for more significant synergies over the longer term.

Our conviction for value realization of incremental synergies is rooted in our assessment of historical comparisons with FelCor’s operating results. Our data shows consistent outperformance by Ashford Trust compared to FelCor in terms of EBITDA flow through by a wide margin of approximately 21.4 percentage points per year on average post 2010. We expect to see near term positive impact from the implementation of our highly capable asset management efforts, and over time this economic difference can have a significant compounding effect, which we expect to lead to even greater accretion opportunities for both shareholders.

FelCor’s claim that synergies would be negated by advisory fees does not add up. In fact, G&A savings would be significant, even before achieving projected operational synergies.

FelCor’s statements are simply incorrect. The fees to be paid to Ashford Inc. will replace the current G&A at FelCor, which fees we expect will be lower by approximately $11 million than the current G&A at FelCor. Ashford Trust estimates that the base management fees paid to Ashford Inc. will be approximately $18 million and estimates incremental G&A costs will be approximately $3 million, totaling approximately $21 million. With FelCor’s current total G&A run rate of approximately $32 million, this is a potential G&A savings of $11 million compared to FelCor’s G&A. Additionally, based on our observed operational benchmarking, we expect significant near term and longer term operating synergies. We have stated we believe there are potentially $18-$30 million of total G&A and operational savings resulting from this transaction. These synergies are expected to be sustainable and recurring and underscore the benefits of this combination for both sets of shareholders.

With respect to FelCor’s claim that hotel management would be transferred to Remington Lodging & Hospitality, LLC (“Remington”), our understanding is that nearly all of FelCor’s properties are currently brand managed. However, we believe based upon the historical performance of Remington that improved operating performance may be generated from a change in hotel property management if one were to occur. As with the fees currently paid to the brands for such services, the fees potentially paid to Remington in such a circumstance would be consistent with the market fee structure already in place with Remington. If the pending combination of Remington and Ashford Inc. occurs, our proposed transaction between Ashford Trust and FelCor provides for FelCor shareholders to receive Ashford Inc. shares representing a direct 20% interest in Ashford Inc. in the aggregate, and thus the ability to participate in the shareholder benefits of such incremental fees.

FelCor’s claim that neither FelCor nor Ashford Trust shareholders would share in the potential upside to Ashford Inc. is incorrect. FelCor shareholders will be granted 20% direct ownership in Ashford Inc. and will own 25% in total through their ownership of Ashford Trust.

As part of our proposal, we have offered a total 400,000 shares of Ashford Inc. to FelCor shareholders representing 20% direct ownership in Ashford Inc. Furthermore, on a combined basis, FelCor shareholders will own an even greater percentage of the Advisor (approximately 25% in total) through Ashford Trust’s additional ownership of Ashford Inc. As Ashford Inc. publicly highlighted, it remains committed to supporting this transaction and will provide warrants to FelCor shareholders to capture the impact of future value creation in the portfolio. Ashford Inc. is also standing behind the synergies, further providing value to both sets of shareholders.

FelCor’s position on leverage does not enhance value. Ashford Trust has a proven debt strategy that can deliver superior shareholder value.

Ashford Trust has a prudent debt strategy for the pro forma combined company and has successfully executed its leverage policy, strategically using debt to maximize shareholder returns. We do not believe that lower leverage is the panacea to generate better shareholder returns as evidenced by Ashford Trust’s total shareholder return performance versus the peers including lodging REITs that considerably deleveraged their balance sheets. Compared to these REITs, Ashford Trust has delivered significant total shareholder return outperformance over the last 10 years. Ashford Trust plans for the combined company to maintain Ashford Trust’s leverage target of 55-60% net debt to gross assets and to opportunistically remove recourse bonds and replace them with non-recourse, property-level debt. While the leverage of the pro forma company would be different from FelCor’s current debt strategy, Ashford Trust believes its planned debt structure would generate superior returns. Furthermore, there is approximately 67% institutional cross shareholder ownership in the two companies, which further supports the case for strong shareholder acceptance of Ashford Trust’s approach to managing leverage.

FelCor’s claim that it should have greater board representation is without merit. The proposal is appropriate when considering the premium offered and the FelCor board track record.

Our proposal to accommodate three FelCor board members is generous to FelCor when considering the premium being paid, which is significantly more than the approximately 10-15% premium customary in REIT transactions. Our offer represented a 28% premium over FelCor’s closing price for the trading day prior to our public announcement, which price already included takeover speculation. Furthermore, in our opinion the inferior FelCor shareholder returns under the stewardship of the current Board do not make a strong case for greater representation on the combined company board.

We strongly disagree with FelCor’s statement that the Advisor would be unaccountable to shareholders. FelCor shareholders will have a direct 20% equity ownership in Ashford Inc. and the Advisor is prepared to appoint one current FelCor director to its Board of Directors. Given that Ashford Inc. is a publicly traded company, shareholders are welcome to buy more stock.

Shareholders of FelCor should take note of the significant alignment of interest at Ashford Trust.  Management and insiders currently have an approximately 18% ownership of Ashford Trust’s shares, representing the highest level of insider ownership in the lodging REIT sector. Even after a merger with FelCor, the pro forma ownership level would be approximately 7%, more than three times the lodging REIT average. Furthermore, management has higher economic exposure to Ashford Trust than to Ashford Inc.

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing opportunistically in the hospitality industry in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community.  The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Contacts

Ashford Hospitality Trust	Media	MacKenzie Partners, Inc.
Deric Eubanks Chief Financial Officer (972) 490-9600 Jordan Jennings Investor Relations (972) 778-9487	Lex Suvanto (212) 729-2463 Lex.suvanto@edelman.com Kara Brickman (212) 729-2443 Kara.brickman@edelman.com	Paul Schulman/Bob Marese (212) 929-5500 (800) 322-2885

Forward Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties.  When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements.  Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation:  general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; risks that Ashford Trust will ultimately not pursue a transaction with FelCor or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford Trust’s shares could decline.  These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.  EBITDA is defined as net income before interest, taxes, depreciation and amortization.  EBITDA yield is defined as trailing twelve month EBITDA divided by the purchase price.  A capitalization rate is determined by dividing the property’s annual net operating income by the purchase price.  Net operating income is the property’s funds from operations minus a capital expense reserve of either 4% or 5% of gross revenues.  Hotel EBITDA flow-through is the change in Hotel EBITDA divided by the change in total revenues.  Hotel EBITDA Margin is Hotel EBITDA divided by total revenues.  Funds from operations (“FFO”), as defined by the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) in April 2002, represents net income (loss) computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains (or losses) from sales of properties and extraordinary items as defined by GAAP, plus depreciation and amortization of real estate assets, and net of adjustments for the portion of these items related to unconsolidated entities and joint ventures.

The forward-looking statements included in this press release are only made as of the date of this press release.  Investors should not place undue reliance on these forward-looking statements.  We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor. In furtherance of this proposal and subject to future developments, Ashford Trust (and, if a negotiated transaction is agreed, FelCor) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Ashford Trust’s Investor Relations department at Ashford Hospitality Trust, Inc., Attention: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling Ashford Trust’s Investor Relations department at (972) 490-9600. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashford Trust’s website at www.ahtreit.com under the “Investor” link, at the “SEC Filings” tab.

Certain Information Regarding Participants

Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford Inc.’s directors and executive officers in Ashford Inc.’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

Non-GAAP Financial Measures

Substantially all of our non-current assets consist of real estate investments and debt investments secured by real estate.  Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time.  Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to assist in evaluating a real estate company’s operations. These supplemental measures include FFO, AFFO, EBITDA, and Hotel EBITDA.  FFO is computed in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us.  Neither FFO, AFFO, EBITDA, nor Hotel EBITDA represents cash generated from operating activities as determined by GAAP and should not be considered as an alternative to a) GAAP net income (loss) as an indication of our financial performance or b) GAAP cash flows from operating activities as a measure of our liquidity, nor are such measures indicative of funds available to satisfy our cash needs, including our ability to make cash distributions.  However, management believes FFO, AFFO, EBITDA, and Hotel EBITDA to be meaningful measures of a REIT’s performance and should be considered along with, but not as an alternative to, net income and cash flow as a measure of our operating performance.

SOURCE Ashford Hospitality Trust, Inc.